January 27, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-6010

Attention: Sonia Bednarowski

Re:	Omnichannel Acquisition Corp.
Registration Statement on Form S-4
File No. 333-258747

Dear Ms. Bednarowski:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Omnichannel Acquisition Corp. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-4 (File No. 333-258747), together with all exhibits thereto, and as subsequently amended from time to time (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on August 12, 2021, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement. The Company advises the Commission that no securities have been issued or sold under the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact David Sakowitz of Winston & Strawn LLP, counsel to the Company, at (212) 294-2639 if you have any other questions or concerns regarding this matter.

Sincerely yours,

Omnichannel Acquisition Corp.

By:	/s/ Matt Higgins
Name:	Matt Higgins
Title:	Chief Executive Officer

cc: David Sakowitz, Esq.